

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Mr. Gerald Shencavitz
Chief Financial Officer
Bar Harbor Bankshares
P.O. Box 400
82 Main Street
Bar Harbor, ME 04609-0400

> **Re:** **Bar Harbor Bankshares**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 001-13349**

Dear Mr. Shencavitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 11

Reports of Independent Registered Public Accounting Firm, page 11

1. Please tell us which version of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) was used in conducting the audit of the company's internal controls over financial reporting.

Item 15. Exhibits, Financial Statements Schedules, page 30

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

2. Please file a new consent of the independent registered public accounting firm to correctly refer to the reports dated March 12, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant